February 4, 2025

Patricia M. Natale
General Counsel
Independent Bank Corp.
2036 Washington Street
Hanover, Massachusetts 02339

        Re: Independent Bank Corp.
            Registration Statement on Form S-4
            Filed January 27, 2025
            File No. 333-284527
Dear Patricia M. Natale:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Stickel at 202-551-3324 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance